Filed Pursuant To Rule 433

Registration No. 333-180974

May 1, 2013

Institutions See Continued Glimmer for Gold Despite Recent Decline

By: Rick Baert

Published in the April 29, 2013 issue of Pensions & Investments

Money managers who oversee gold funds said the plunge in the precious metal’s value earlier this month was because of short-term investors, while institutional investors and others who are in it for the long haul are expected to stick it out.

“There’s been some selling out of gold by ETFs, which is part of the reason for the decline” in value, said Catherine Raw, BlackRock Inc.‘s London-based managing director and co-portfolio manager of the BlackRock World Gold Fund and BGF World Mining Fund. However, the April 12 and 15 declines of 13% in the spot gold price “had more to do with the futures market. People were selling June futures, not present holdings. The decline was more trading driven, not a fundamental sale, what we would describe as a technical sell-off.” Ms. Raw’s natural resources equity team oversaw $31 billion in assets as of March 31.

Gold for June delivery, the most active futures contract, lost more than $140 an ounce on April 15 to trade at $1,400 an ounce, adding to the 5% sell-off on April 12. It closed April 19 at $1,395.60 an ounce.

The two-day decline was the result of “a confluence of events,” added David Mazza, vice president, head of ETF investment strategy, Americas, at State Street Global Advisors in Boston.

Those were perceptions that there’s less expectation of a U.S. and global increase in inflation; worsening forecast for growth in China; and risk of a “peripheral European country” like Cyprus selling gold. For Cyprus, “in isolation, the market has already discounted that possibility.”

Mr. Mazza said outflows from the $51.7 billion SPDR Gold Trust ETF, or GLD, totaled $3.3 billion month to date through April 16; for the $131.2 billion SPDR S&P 500 ETF Trust, it was $2.2 billion. “There certainly were outflows from GLD, but many investors, particularly institutional investors, have stayed in. .... (GLD) was able to handle the outflows with an increase in secondary volume,” Mr. Mazza said. “Anecdotally, the outflow (over the two days) came from short-term investors.”

“The word on the street is that there was massive selling in the futures market by a small group of investors if not a single investor, probably a hedge fund.” said Jason Toussaint, New York-based CEO of World Gold Trust Services LLC, which sponsors the GLD.

Ms. Raw said what will be interesting is whether the sell-off will become a fundamental sale.

“The signs so far are encouraging,” Ms. Raw said, as some of the major gold buyers, China and India, have picked up their gold purchases. “Then physical buyers are seeing they can buy gold cheaply and they’re coming to pick up those bargains.”

For the future, Ms. Raw said, where the price of gold will stabilize “is difficult to answer.” She said there were conflicting forces at work in the bond market; on the negative side, fears that Cyprus would sell of its gold holdings and would spark a broader sell-off among European banks, plus concerns that the U.S. Federal Reserve would end quantitative easing by year’s end; on the positive side, the benefit of the Bank of Japan’s new monetary policy, plus the depreciation of the yen.

Mr. Toussaint said the price of gold won’t be going down further.

“Precious metals dealers have seen record levels of client buying. ... There’s no evidence of a mass stampede.” He added that there were “a number of comments from central banks saying “we view it as a buying opportunity.’ Nothing’s changed because of a two-day volatility event.”

Ms. Raw said interest in gold among institutional investors will remain. “It’s still interesting to investors. It’s an attractive alternative to cash in the bank. Gold still has a role as an inflation hedge.”

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